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November 12, 2015

M. Hughes Bates, Esq.
Special Counsel
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Wells Fargo Commercial Mortgage Securities, Inc. Registration Statement on Form SF-3 Filed August 31, 2015 File No. 333-206677

Dear Mr. Bates:

We are counsel to Wells Fargo Commercial Mortgage Securities, Inc. (the “Registrant”). We have reviewed the remaining comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided to Mr. David Burkholder by Mr. Hughes Bates by telephone on November 9, 2015. We have also discussed the Staff’s comments with various representatives of the Registrant. Capitalized terms used herein without definition have the meanings given them in the form of prospectus contained in our second pre-effective amendment to the registration statement (the “Amendment No. 2”) submitted herewith. In addition to the revisions described below, the Registrant is refilling the Depositor Certification for shelf offerings of asset-backed securities under Exhibit 36.1. Included with this letter is a clean copy of the Amendment No. 2 with a copy marked to show changes implemented in response to the requests of the Staff. Also, for your convenience, we have separately included change pages for the Amendment No. 2.

For your convenience, the Staff’s comments are repeated in italics below, followed by the Registrant’s responses. References to page numbers in the Amendment No. 2 are to the marked version.

David Burkholder   Tel  704 348 5309  Fax  704 348 5200  david.burkholder@cwt.com

M. Hughes Bates, Esq.
November 12, 2015

Calculation of Registration Fee Table on Part I of Form SF-3

1.	Please clarify the calculations made under footnote 2 to the Calculation of Registration Fee table.

The Registrant has modified the fee table in response to the Staff’s comment.

Description of the Mortgage Pool

Delinquency Information, pages 172-173

2.	We note that there are brackets around the entirety of the delinquency methodology described therein. We ask that you remove the brackets around that language or explain why the delinquency methodology is subject to change.

The Registrant has modified the language on page 177 under the heading Delinquency Information to remove the brackets in response to the Staff’s comment.

In responding to the Staff’s comments with respect to the registration statement, the Registrant has authorized us to acknowledge on their behalf, and we hereby acknowledge, that:

•	The Registrant is responsible for the adequacy and accuracy of the disclosure in the registration statement;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the registration statement; and

•	The Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning the foregoing, please contact the undersigned.

Very truly yours,

/s/ David S. Burkholder
David S. Burkholder

cc:   Anthony Sfarra (w/o enclosures)

Jeff Blake, Esq. (w/o enclosures)

Joseph C.T. Kelly (w/o enclosures)